Exhibit (d)(1)(c)

TIAA-CREF Life Insurance Company 730 Third Avenue New York, NY 10017-3206 212 490-9000 1 800 223-1200

Certificate Split Option

This certificate split option rider is attached to and made part of this certificate at issue. There is no additional cost for this rider. This rider allows you to exchange the original certificate for single life insurance coverage on the life of each person insured by the original certificate without evidence of insurability. Both people insured by the certificate must be living at the time the split is requested, and all owners must agree to the split (unless the split is court ordered).

Applying for the exchange

You can apply for an exchange when one of the following happens:

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A married couple insured by the certificate get divorced. The marriage must be dissolved by a final divorce decree issued by a court of competent jurisdiction. You must apply for the exchange between six months and one year after the effective date of the decree.

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a partnership between the two insureds or a corporation with only the two insureds as shareholders dissolves. You must apply for the exchange between six months and one year after the effective date of the dissolution.

The exchange will become effective when we receive the following:

•	a request for the exchange in a form satisfactory to us;

•	a copy of the final divorce decree, if applicable;

•	satisfactory evidence that the partnership or corporation of the insureds has dissolved, if applicable; and

•	approval of the exchange in a form satisfactory to us from any irrevocable beneficiary(ies) or person(s) to whom this certificate has been assigned.

Your certificate and this option must be in force and the certificate must have a positive cash surrender value on the date of the exchange.

The new coverage

The new coverage will be effective starting on the Exchange Date. Each new certificate or policy will be based on the gender, age and most recent underwriting class of each person insured by this certificate on the Exchange Date.

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If the last survivor certificate to which this rider is attached is a Flexible Premium Last Survivor Variable Universal Life Insurance certificate we will issue you a new single life Flexible Premium Variable Universal Life Insurance certificate or such other policy which may then be available for use by us.

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If the last survivor certificate to which this rider is attached is a Flexible Premium Last Survivor Universal Life Insurance certificate we will issue you a new single life Flexible Premium Universal Life Insurance certificate or such other policy which may then be available for use by us.

The owner(s) of each new certificate or policy will be the owner(s) of this certificate unless a change is requested in writing.

The death benefit option of each new certificate or policy will be the most recent death benefit option of the original certificate. The new individual certificates or policies must meet minimum face amount requirements for the new certificates or policies.

We will deduct any outstanding loan amount for this certificate from your certificate value. We will then transfer the remaining certificate value equally to each new certificate or policy on the date of the exchange. In certain situations, the transfer of certificate value may result in tax consequences. Please consult with your personal tax advisor.

If there is an aviation limitation endorsement in force on the date of the exchange, we’ll issue the same endorsement for each new certificate or policy. If the certificate is assigned as collateral, the assignment will remain in effect under each new certificate or policy.

We’ll use the issue date of the survivorship certificate as the start of the suicide and contestability periods for each new certificate or policy. If the survivorship certificate has been reinstated, we’ll use the reinstatement date as the start of the suicide and contestability periods for each new certificate or policy.

Availability of new certificates or policies

Any insured whose attained age under the certificate exceeds 90 or whose most recent underwriting class contains a substandard table rating higher than Table H is not eligible for a new certificate or policy. If there is only one eligible insured, a new certificate or policy may be issued on that insured. In these situations, the certificate value less any outstanding loan amount in this certificate will be applied entirely to the new certificate or policy. The face amount of the new certificate or policy will equal half the current face amount of this certificate.

When this option will end

The coverage under this option will end on the date of any certificate surrender.

TIAA-CREF Life Insurance Company

[Insurance Service Center

P.O. Box 724508

Atlanta, GA31139

1-877-694-0305]

President and CEO